FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For (24 January 2005)
Commission File Number 0-30358

ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

For immediate release		24 January 2005
ebookers plc

Results of Court Meeting and ebookers EGM

The Board of ebookers announces that at the Court Meeting held earlier today ebookers Shareholders have voted by the requisite majority to approve the Scheme to implement the recommended Acquisition of ebookers by Cendant Bidco.  In addition, the special resolution proposed at the subsequent ebookers EGM was duly passed. In accordance with the Scheme, ebookers Shareholders will, within 14 days of the Scheme becoming effective, receive 320 pence in cash for each ebookers Share held at 6:00p.m. on the Business Day immediately prior to the Effective Date of the Scheme.

The hearing of the petition to the Court to sanction the Scheme and to confirm the Capital Reduction is expected to take place on 24 February 2005.  Subject to the Court sanctioning the Scheme and confirming the Capital Reduction, and the satisfaction of certain other outstanding Conditions, the Effective Date of the Scheme is expected to be 28 February 2005.  Listing and dealings in ebookers Shares on the London Stock Exchange are expected to be suspended and ebookers Shares are expected to cease to settle in CREST as of 4.30 p.m. (London time) on 25 February 2005. Dealings in ebookers ADSs on NASDAQ are expected to be suspended with effect from close of business (New York time) on 25 February 2005 and the ebookers ADS register is also expected to close on that date.

Copies of the special resolution passed at the ebookers EGM have been submitted to the UK Listing Authority and are available for inspection by the public at the UK Listing Authority’s Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. +44 (0)20 7676 1000) during normal business hours on any weekday (except public holidays) until the completion of the Acquisition.

Unless otherwise stated, all references to time in this announcement are to London time. The dates in this announcement are indicative only. These dates depend, amongst other things, on the date upon which the Court sanctions the Scheme and confirms the Capital Reduction, the date on which the Court Order is delivered to the Registrar and whether the Conditions are satisfied or, if capable of waiver, waived.

Capitalised terms used and not otherwise defined in this announcement have the meanings ascribed to them in the Scheme Document.

Press enquiries:

ebookers plc	Latasha Malik	+44 (0) 207 489 2451

Cubitt Consulting	Simon Brocklebank-Fowler	+44 (0) 20 7367 5100
(media relations adviser to ebookers)	Michael Henman

Credit Suisse First Boston	Andrew Christie	+44 (0) 20 7888 8888
(financial adviser to ebookers)	Simon Taurins
Ian Brown

Ernst & Young	John Stephan	+44 (0) 20 7951 2000
(independent financial adviser to ebookers)	Steve Taylor

Cendant Media Relations Contacts	Neil Bennet,	+44 (0) 20 7379 5151
Maitland (UK enquiries)
David Stürken,
Maitland (European enquiries)

Cendant Investor Relations Contacts	Sam Levenson	+1 (212) 413 1832
	Henry A. Diamond	+1 (212) 413 1920

Citigroup Global Markets Limited (financial adviser to Cendant)	Peter Tague Iain Robertson Grant Kernaghan	+44 (0) 20 7986 4000

Credit Suisse First Boston, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to ebookers and no one else in connection with the Acquisition and will not be responsible to anyone other than ebookers for providing the protections afforded to customers of Credit Suisse First Boston nor for providing advice in relation to the Acquisition.

Ernst & Young, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to ebookers solely for the purposes of Rule 3 of the Code and is not acting as adviser to anyone else in connection with the Acquisition and will not be responsible to anyone other than ebookers for providing the protections afforded to clients of Ernst & Young nor for providing advice in relation to the Acquisition.

Citigroup Global Markets Limited (“Citigroup”), which is regulated in the United Kingdom by The Financial Services Authority, is acting for Cendant and Cendant Bidco in connection with the Acquisition and the Scheme and no one else and will not be responsible to anyone other than Cendant and Cendant Bidco for providing the protections afforded to customers of Citigroup nor for providing advice in relation to the Acquisition or the Scheme, or any matter referred to herein.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities.  Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document or any document by which the Offer is made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 24th January 2005
LEIGH GRANT

Deputy Company Secretary ebookers plc